VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

02049141

02 AUG -8 AM 10:52

SUPPL

04 August 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Ms D Bucher
Corporate Administrator

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 17 July, 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Claim against USA subsidiary

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ACN 010 672 054
Melbourne Head Office: 206 Bourke Street, Melbourne, VIC, Australia 3000
Box 1411M, GPO Melbourne 3001 · Telephone (03) 9667 6666 · Fax (03) 9663 1972
Sydney: 4th Floor, The Village Roadshow Centre, 235 Pyrmont Street, Pyrmont, NSW, Australia 2009
Box 2581, GPO Sydney 2001 · Telephone (02) 9552 8600 · Fax (02) 9660 3213
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, Australia 4210
Telephone (07) 5588 6666 · Fax (07) 5573 3698

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

17 July 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Village Roadshow Subsidiary – United States Legal Proceedings

Village Roadshow Limited ("VRL") today announced that a non-judicial arbitration award had been made against one of its non-core US subsidiaries, Village Roadshow Pictures (USA) Inc. ("VRP USA") for an amount of approximately USD$30.5 million.

The award is not binding on VRP USA until confirmed by the Superior Court of California. VRL understands that VRP USA will be opposing that confirmation and will be pursuing its various legal avenues of appeal. VRL believes the award, even if upheld against VRP USA, will not materially affect VRL's financial position or profits in 2002 or future years.

The award is *not* against VRL. As VRL was not a party to and did not participate in the non-judicial arbitration, VRL believes it has strong legal grounds to contest any effort to extend the liability of VRP USA to VRL.

VRP USA was established in 1988 to develop and produce low budget independent films and television programs in the United States. It ceased film production activity some years ago and sold its television business four years ago. It is not part of the VRL Group's core international film production business.

The award arises out of a settlement in 1996 of proceedings brought in California in 1994. The non-judicial arbitrator found that under the settlement, VRP USA agreed with two producers to make two and perhaps three movies with minimum budgets of USD$6 million. The movies were not made and the producers claimed lost production fees of approximately USD$500,000, a share of lost profits and other damages.

Managing Director of VRL, Mr Graham Burke said in relation to the award against the subsidiary: "The arbitrator has handed down an award which is incomprehensible and illogical. His own criteria is to compensate the plaintiffs for economic loss that in the ordinary course of things would likely result. Yet he has then inexplicably taken the entire budgets of the movies as the basis for awarding damages. He has failed to take into account the fact that, even if VRP USA had produced these films, the producers would have received only a fixed fee plus a profit participation. Of all theatrical films produced in this budget range, only a miniscule number actually achieve a theatrical release and turn a profit. Obviously we endorse VRP USA's total opposition to the claim."

VRL confirms that it is not aware of any other legal claim which may have a material impact on VRL's financial position.

For further information contact
Mr. Graham Burke, +613 9667 6602

VILLAGE ROADSHOW LIMITED ACN 010 672 054
Melbourne Head Office: 206 Bourke Street, Melbourne, VIC, Australia 3000
Box 1411M, GPO Melbourne 3001 · Telephone (03) 9667 6666 · Fax (03) 9663 1972
Sydney: 4th Floor, The Village Roadshow Centre, 235 Pyrmont Street, Pyrmont, NSW, Australia 2009
Box 2581, GPO Sydney 2001 · Telephone (02) 9552 8600 · Fax (02) 9660 3213
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, Australia 4210
Telephone (07) 5588 6666 · Fax (07) 5573 3698